AVANTI SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2016

Revenue:		
Standby fee (note 5)	$	36,000
Unrealized holding gains on securities owned		2,685
Dividends		363
Interest		10
Total revenue		39,058
Expenses:		
Professional		22,206
Taxes and licenses		9,932
Insurance		576
Other		160
Georgia state tax		60
Total expenses		32,934
Net income	$	6,124

See accompanying notes to financial statements.